As filed with the Securities and Exchange Commission on September 5, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
__________________________

Empire Resorts, Inc.
(Exact Name of Registrant as Specified in Its Charter)
Delaware	13-3714474
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
701 N. Green Valley Parkway, Suite 200 Henderson, Nevada 89074 (845) 807-0001
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ronald J. Radcliffe Chief Financial Officer Empire Resorts, Inc. 701 N. Green Valley Parkway, Suite 200 Henderson, Nevada 89074 (845) 807-0001
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Robert H. Friedman, Esq. Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	4,200,000 shares	$3.82 (2)	$16,044,000	$630.53

(1)
In the event of a stock split, stock dividend and similar transactions involving the Registrant’s Common Stock, $0.01 par value per share, the shares registered hereby shall automatically be increased or decreased pursuant to Rule 416 of the Securities Act of 1933, as amended.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average of the high and low prices of the Registrant’s Common Stock on the Nasdaq Global Market on August 29, 2008.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2008

PROSPECTUS

4,200,000 SHARES OF COMMON STOCK

Empire Resorts, Inc.

This prospectus relates to the reoffer and resale by the selling stockholder identified in this prospectus of up to an aggregate 4,200,000 shares of our common stock.  We will not receive any proceeds from the sale of our common stock under this prospectus.

The selling stockholder may sell the securities, from time to time, on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

Our principal executive offices are located at the 701 N. Green Valley Parkway, Suite 200, Henderson, Nevada 89074.  Our telephone number is (845) 807-0001.

Our common stock is listed on the Nasdaq Global Market under the symbol “NYNY.”  The last reported sale price for our common stock on September 4, 2008 was $3.87 per share.

This investment involves a high degree of risk. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________ ____, 2008.

You should rely only on the information contained in this prospectus or any accompanying supplemental prospectus and the information specifically incorporated by reference. We have not authorized anyone to provide you with different information or make any additional representations. This is not an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of such documents.

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PROSPECTUS SUMMARY

This summary represents a summary of all material terms of the offering and only highlights the more detailed information that appears elsewhere, or is incorporated by reference, in this prospectus. This summary may not contain all the information important to you as an investor. Accordingly, you should carefully read this entire prospectus before deciding whether to invest in our common stock.

Unless the context otherwise requires, all references to “we,” “us,” or “our” in this prospectus refer collectively to Empire Resorts, Inc., a Delaware corporation, and its subsidiaries.

SUMMARY OF THE COMPANY

We were organized as a Delaware corporation on March 19, 1993, and since that time have served as a holding company for various subsidiaries engaged in the hospitality and gaming industries.

Through our wholly-owned subsidiary, Monticello Raceway Management, Inc., we currently own and operate Monticello Gaming and Raceway, a harness horseracing facility located in Monticello, New York, 90 miles Northwest of New York City.  At Monticello Gaming and Raceway, we conduct pari-mutuel wagering through the running of live harness horse races, the import simulcasting of harness and thoroughbred horse races from racetracks across the country and the export simulcasting of our races to offsite pari-mutuel wagering facilities.  In addition, we operate more than 1,500 video gaming machines (“VGMs”) as an agent for the New York State Lottery at Monticello Gaming and Raceway.

We have been working to develop a Class III casino with various Indian tribes beginning in 1996. Our most recent efforts have been in partnership with the St. Regis Mohawk Tribe focused on a site owned by us adjacent to our Monticello, New York facility.  We were advised, however, that on January 4, 2008, the St. Regis Mohawk Tribe received a letter from the Bureau of Indian Affairs (the “BIA”) denying the St. Regis Mohawk Tribe’s request to take 29.31 acres into trust for the purpose of building a Class III gaming facility to be located at Monticello Gaming and Raceway.  In addition, our agreements with the St. Regis Mohawk Tribe and the St. Regis Mohawk Gaming Authority expired by their terms on December 31, 2007.

We plan to grow and diversify our business by marketing our services to gaming and hospitality clients, seeking consulting relationships with additional gaming clients and pursuing joint ventures or other growth opportunities.  On February 8, 2008, we entered into an Agreement to Form Limited Liability Company and Contribution Agreement (the “Contribution Agreement”) with Concord Associates, L.P. (“Concord”), pursuant to which we and Concord will form a limited liability company (the “LLC”) and enter into an operating agreement. In addition, pursuant to the Contribution Agreement and subject to certain conditions, we and Concord will develop a hotel, convention center, gaming facility and harness horseracing track on 160 acres of land located in Kiamesha Lake, New York (the “Entertainment City Project”).  Implementation of this project will involve the relocation of our current VGM facility and harness horseracing track to this new site.  We have also identified 29.31 acres of land adjacent to Monticello Gaming and Raceway for the development of a Class III casino.  In addition, we are pursuing additional commercial and entertainment projects on the remaining 200 acres of land that we own at this site.  The development of a Class III casino would require either an amendment to the New York State Constitution to permit Class III casino gaming or an agreement with either the St. Regis Mohawk Tribe or any other Indian tribe for the development of a Class III casino, together with certain necessary federal and state regulatory approvals.

As used herein, Class III gaming means a full casino including slot machines, on which the outcome of play is based upon randomness, and various table games including, but not limited to, poker, blackjack and craps.

Our principal executive office is located at 701 N. Green Valley Parkway, Suite 200, Henderson, Nevada 89074.  Our telephone number is (845) 807-0001.

SUMMARY OF THE OFFERING

This prospectus relates to the reoffer and resale, from time to time, of up to 4,200,000 shares of our common stock by the selling stockholder listed below representing shares that were acquired from us by the selling stockholder pursuant to that certain stock purchase agreement, dated March 31, 2008, as amended, by and between us and the selling stockholder.  In connection with the stock purchase agreement, we agreed to register the resale of the 4,200,000 shares of common stock with the Securities and Exchange Commission.

Our registration of the resale of our common stock does not necessarily mean that all or any portion of such common stock will be offered for resale by the selling stockholder. We will not receive any proceeds from the sale of our common stock under this prospectus.  We have agreed to bear the expenses of registering the shares under all federal and state securities laws.

RISK FACTORS

An investment in our common stock involves a high degree of risk. The risk factors listed below are those that we consider to be material to an investment in our common stock and those which, if realized, could have material adverse effects on our business, financial condition or results of operations as specifically discussed below. If such an adverse event occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase our common stock. This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements discussed on page 17.

Risks Related To Our Business

If revenues and operating income from our VGMs at Monticello Gaming and Raceway do not increase, if we are unable to complete our proposed joint venture with Concord or if we are unable to develop a Class III casino, it could adversely affect our ability to service our outstanding debt.

Our ability to service our senior secured convertible notes or loans under our credit facility with Bank of Scotland will depend upon the success of our VGM facility, our ability to complete our proposed joint venture with Concord, our ability to successfully develop and manage a Class III casino and our ability to attract sufficient attendance.

There can be no assurance that VGMs will draw sufficiently large crowds to Monticello Gaming and Raceway to increase local wagering to the point that we will realize a profit.  The operations and placement of our VGMs, including the layout and distribution, are under the jurisdiction of the New York State Lottery and the program contemplates that a significant share of the responsibility for marketing the program will be borne by the New York State Lottery.  The New York State Lottery may make decisions that we feel are not in our best interest and, as a consequence, the profitability of our VGM operations may not reach the levels that we believe to be feasible or may be slower than expected in reaching those levels.  Our VGM operations have historically been insufficient to service our debt, as we were only permitted to retain 32% of the first $50 million of our VGM revenue, 29% of the next $100 million of our VGM revenue and 26% of our VGM gross revenue in excess of $150 million. Although new legislation has been approved that has increased our share of VGM revenue, no assurance can be given that such increased revenue will be sufficient to support our ability to service our outstanding debt.  Moreover, the legislation authorizing the implementation of VGMs at Monticello Gaming and Raceway expires in 2013, prior to the stated maturity of our senior secured notes, and no assurance can be given that the authorizing legislation will be extended beyond this period.  Similarly, the development of a Class III casino is subject to many regulatory, competitive, economic and business risks beyond our control, and there can be no assurance that it will be developed in a timely manner, or at all.  Any failure in this regard could have a material adverse impact on our operations and our ability to service our debt obligations.

We may not have the ability to repurchase our senior secured convertible notes, which we may be required to do as early as July 31, 2009.

Upon the occurrence of a change in control (as defined in the indenture governing our senior secured convertible notes), we would be required to repurchase all of our outstanding senior secured convertible notes tendered to us by the holders of such notes.  In addition, the holders of our senior secured convertible notes are entitled to demand repayment of the notes on July 31, 2009. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the purchase price for all of such notes tendered by the holders in connection with any such repurchase.  Any failure to repurchase the notes when required will result in an event of default under the indenture.

In addition, the events that constitute a change in control under the indenture may also be events of default under any credit agreement or other agreement governing future debt.  These events may permit the lenders under such credit agreement or other agreement to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in the collateral securing such debt, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

As a holding company, we are dependent on the operations of our subsidiaries to pay dividends or make distributions in order to generate internal cash flow.

We are a holding company with no revenue generating operations.  Consequently, our ability to meet our working capital requirements, to service our debt obligations (including under our senior secured notes or the Bank of Scotland credit facility), depends on the earnings and the distribution of funds from our subsidiaries.  There can be no assurance that these subsidiaries will generate enough revenue to make cash distributions in an amount necessary for us to satisfy our working capital requirements or our obligations under our senior secured notes or the Bank of Scotland credit facility.  In addition, these subsidiaries may enter into contracts that limit or prohibit their ability to pay dividends or make distributions.  Should our subsidiaries be unable to pay dividends or make distributions, our ability to meet our ongoing obligations would be jeopardized.  Specifically, without the payment of dividends or the making of distributions, we would be unable to pay our employees, accounting professionals or legal professionals, all of whom we rely on to manage our operations, ensure regulatory compliance and sustain our public company status.

Changes in the laws, regulations, and ordinances (including tribal and/or local laws) to which the gaming industry is subject, and the application or interpretation of existing laws and regulations, or our inability or the inability of our key personnel, significant stockholders, or joint venture partners to obtain or retain required gaming regulatory licenses, could prevent us from pursuing future development projects, including future Class III casino development projects, force us to divest the holdings of a stockholder found unsuitable by any federal, state, regional or tribal governmental body or otherwise adversely impact our results of operation.

The ownership, management and operation of our current and any future gaming facilities are and will be subject to extensive federal, state, provincial, tribal and/or local laws, regulations and ordinances that are administered by the relevant regulatory agency or agencies in each jurisdiction.  These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibilities, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations, and often require such parties to obtain certain licenses, permits and approvals.  These laws, regulations and ordinances may also affect the operations of our gaming facilities or our plans in pursuing future projects.

Licenses that we and our officers, directors and principal stockholders are subject to generally expire after a relatively short period of time and thus require frequent renewals and reevaluations.  Obtaining these licenses in the first place, and for purposes of renewals, normally involves receiving a subjective determination of “suitability.”  A finding of unsuitability could lead to a material loss of investment by either us or our stockholders, as it would require divestiture of one’s direct or indirect interest in a gaming operator that conducts business in the licensing jurisdiction making the determination of unsuitability.  Consequently, should we or any stockholder ever be found to be unsuitable by the federal government, the State of New York or any Indian tribe with which we may seek to develop a Class III casino, to own a direct or indirect interest in a company with gaming operations, we or such stockholder, as the case may be, could be forced to liquidate all interests in that entity.  Should either we or such stockholder be forced to liquidate these interests within a relatively short period of time, we or such stockholder would likely be forced to sell at a discount, causing a material loss of investment value.

During 2002, certain affiliates of Bryanston Group, Inc. (“Bryanston Group”), our former largest stockholder, and certain of our other stockholders were indicted for various counts of tax and bank fraud.  On September 5, 2003, one of these stockholders pleaded guilty to felony tax fraud, and on February 4, 2004, four additional stockholders were convicted of tax and bank fraud.  None of the acts these individuals were charged with or convicted of relate to their ownership interests in us and their remaining interests do not provide them with any significant control in the management of our company.  However, there can be no assurance that none of the various governmental agencies that now, or in the future may, regulate and license our gaming related activities will factor in these indictments or criminal acts in evaluating our suitability.  Should a regulatory agency fail to acknowledge that these indictments and convictions do not bear on our suitability, we could lose our gaming licenses or be forced to liquidate certain or all of our gaming interests.

We received a letter from the New York State Racing and Wagering Board on January 16, 2006, requesting information about our plans to divest Bryanston Group and its affiliates of their remaining interests in us.  We have advised the New York State Racing and Wagering Board that approximately one-half of the ownership of Bryanston Group has been forfeited to the United States as a result of the convictions referred to above.  According to the terms of our Series E Preferred Stock, we have the option to redeem these shares at a price of $10 per share plus all accrued and unpaid dividends.  The cost of redeeming these shares, as of August 31, 2008, was approximately $25.2 million.  We may not be able to obtain sufficient financing in amounts or on terms that are acceptable to us in order to redeem all of these shares, should this be required.

The gaming industry in the northeastern United States is highly competitive, with many of our competitors better known and better financed than us.

The gaming industry in the northeastern United States is highly competitive and increasingly run by multinational corporations or Indian tribes that enjoy widespread name recognition, established brand loyalty, decades of casino operation experience and a diverse portfolio of gaming assets.  Atlantic City, the second most popular gaming destination in the United States, with more than 10 full service hotel casinos, is approximately a two hour drive from New York City, the highly popular Foxwoods Resort and Casino and the Mohegan Sun casino are each only two and a half hour drives from New York City.  Harrah’s Entertainment, Inc., a large gaming company, Trading Cove Associates, Inc., the developers of the Mohegan Sun casino, and the Wisconsin Oneidas are each planning to develop Indian casinos on properties that are near Monticello Gaming and Raceway.  Additionally, on July 4, 2004, the State of Pennsylvania enacted a law allowing for the operation of up to 61,000 slot machines at 14 locations.  Pursuant to this new law, slot machine facilities could be developed within 30 miles of Monticello Gaming and Raceway that would compete directly with our VGMs. One such development, the Mohegan Sun at Pocono Downs, opened in January 2007 in Wilkes-Barre, Pennsylvania, approximately 75 miles southwest of Monticello.  In addition, in October 2007, the Mt. Airy Casino Resort opened with approximately 2,500 slot machines, a hotel and a golf course.  The Mt. Airy Casino Resort is located in Mount Pocono, Pennsylvania, approximately 60 miles southwest of Monticello. Moreover, a number of well financed Indian tribes and gaming entrepreneurs are presently seeking to develop casinos in New York and Connecticut in areas that are 90 miles from New York City such as Bridgeport, Connecticut and Southampton, New York. In addition, we face competition for our VGMs from Yonkers Raceway and Aqueduct Racetrack, both of which are located closer to New York City than our facility.  Yonkers Raceway re-opened during the fourth quarter of 2006 and Aqueduct Racetrack may open as soon as 2008 with a new VGM facility.  In addition, proposals have been made for the implementation of a similar program in New Jersey, which would include a facility at the Meadowlands Racetrack.  In contrast, we have limited financial resources and currently operate only a harness horse racing facility and VGMs in Monticello, New York, which is approximately a one and a half hour drive from New York City.  No assurance can be given that we will be able to compete successfully with the established Atlantic City casinos, existing and proposed regional Indian casinos, slot machine facilities in Pennsylvania or New Jersey, competing VGM facilities at Yonkers Raceway and Aqueduct Racetrack or the casinos proposed to be developed by Harrah’s Entertainment, Inc., Trading Cove Associates, Inc. and the Wisconsin Oneidas in the Catskills region of the State of New York for gaming customers.

The transactions contemplated by the Contribution Agreement between Concord and us, will require amendments or waivers under both our senior convertible note indenture and Bank of Scotland credit facility and will require approval from the New York State Racing and Wagering Board and the New York Lottery.

The contribution of our gaming and racing licenses and operations at Monticello Gaming and Raceway to the LLC, as contemplated by the Contribution Agreement between Concord and us will require an amendment or waiver under the senior convertible note indenture and Bank of Scotland credit facility, as well as regulatory approval from the New York State Racing and Wagering Board and the New York State Lottery.  Specifically, each of the senior secured note indenture and Bank of Scotland credit facility contains numerous restrictive covenants that limit, for example, the amount of new indebtedness we may occur, the amount of capitalized expenditures we may make, the type of investments we may make and the type of acquisitions we may consummate. The contribution of our gaming and racing licenses and operations at Monticello Gaming and Raceway to the LLC, as contemplated in the Contribution Agreement, will require consents under these restrictive covenants, as well as regulatory approval from the New York State Racing and Wagering Board and the New York State Lottery.  No assurance can be given that either the noteholders or Bank of Scotland will agree to these proposals, or that if they do, they will not force us to pay severe penalties, causing a material adverse effect on our financial condition, thus making it harder to remain in compliance with the indenture and credit facility going forward, or to secure Class III casino development financing.  In addition, no assurance can be given that either the New York State Racing and Wagering Board or the New York State Lottery will provide the necessary regulatory approvals to complete the transfer of our gaming and racing licenses and operations at Monticello Gaming and Raceway to the LLC.  If we are unable to secure these necessary waivers, consents and/or approvals on reasonable terms, or at all, we will be unable to proceed with the Entertainment City Project, which may have a material adverse effect on our business, financial condition and operating results.

We, through the LLC, will require financing in order to complete the transactions contemplated by the Contribution Agreement between Concord and us.

We, through the LLC, will require external financing to complete the transactions contemplated by the Contribution Agreement between Concord and us.  We can make no assurance that financing will be available in amounts or on terms acceptable to us or within the limitations contained in our credit facility with Bank of Scotland or the indenture governing our senior secured convertible notes, if at all.  Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock, and debt financing, if available, may involve restrictive covenants which could restrict our operations or finances.  If we cannot raise funds, if needed, on acceptable terms, we may be required to abandon the proposed transactions with Concord.

We may be required to pay $15 million or more to certain off-track betting corporations as recoupment of prior years’ payments of dark day monies and out-of-state off-track betting commissions.

On June 15, 2005, various Article 78 proceedings were commenced by four regional New York State regional off-track betting corporations (the “OTBs”) against the New York State Racing and Wagering Board, Monticello Gaming and Raceway and Yonkers Raceway seeking the return to the OTBs of various racing revenues previously paid by the OTBs to Monticello Gaming and Raceway and Yonkers Raceway, more commonly known in the industry as “dark day monies” and out-of-state OTB commissions.  Dark day monies are revenue received from OTBs when racing is held at Monticello Gaming and Raceway and thoroughbred racing facilities are closed. In September 2006, a favorable outcome was achieved when the combined petition was dismissed.  In November 2007, however, the Appellate Division – Third Department of the New York State Supreme Court essentially reversed the September 2006 decision as to dark day monies and out-of-state OTB commissions (the “OTB Appellate Decision”).  The practical result of this reversal is that OTBs are no longer responsible to pay dark day monies to Monticello Gaming and Raceway or Yonkers Raceway and will have to pay a lesser amount of out-of-state OTB commissions to the tracks.  The approximate amount of the revenue shortfall to us going forward for the fiscal year ending 2008 is estimated to be $1.5 million.  It is anticipated that the OTBs will be seeking recoupment of at least six years’ prior payments, which amounts are estimated to be approximately $15 million plus interest.

There is presently pending a motion for leave to appeal the OTB Appellate Decision to the New York State Court of Appeals, which motion was brought jointly by the New York State Racing and Wagering Board, Monticello Raceway, Yonkers Raceway and Saratoga Raceway.  Until that motion for leave to appeal is decided, there is no further activity in any OTB litigation.  If the Court of Appeals grants leave to hear the appeal, the matter is not expected to be decided for approximately 12 to 18 months, during which time there is not expected to be any further action on behalf of the OTBs to recoup prior dark day monies.  In the event the OTB Appellate Decision is not overturned on appeal, the OTBs will have to bring a separate lawsuit claiming entitlement to recoupment of past dark day monies.  In addition, there are lobbying efforts on behalf of the tracks and the horsemen to amend the particular statute which the Appellate Division interpreted in favor of the OTBs and against the position of the Racing and Wagering Board and the tracks.

If the OTB Appellate Decision is not overturned on appeal or if legislation is not enacted to amend the statute, which the Appellate Division interpreted in favor of the OTBs, and if the OTBs bring a successful litigation to recoup prior payments, our potential liability is estimated to be approximately $15 million or more to the OTBs for past payments of dark day monies and out-of-state OTB commissions.  If we are required to pay $15 million to the OTBs, such a payment would have a material adverse effect on our business, financial condition and operating results.

The continuing decline in the popularity of horse racing and increasing competition in simulcasting could adversely impact the business of Monticello Gaming and Raceway.

Since the mid-1980s, there has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track wagering.  The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets.  The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races.  A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at Monticello Gaming and Raceway.  Our business plan anticipates the possibility of Monticello Gaming and Raceway attracting new customers to its racetrack wagering operations through VGM operations and potential Class III casino development in order to offset the general decline in raceway attendance.  However, even if the numerous arrangements, approvals and legislative changes necessary for Class III casino development occur, Monticello Gaming and Raceway may not be able to maintain profitable operations.  Public tastes are unpredictable and subject to change.  Any decline in interest in horse racing or any change in public tastes may adversely affect Monticello Gaming and Raceway’s revenues and, therefore, limit its ability to make a positive contribution to our results.

We depend on our key personnel and the loss of their services would adversely affect our operations.

If we are unable to maintain our key personnel and attract new employees with high levels of expertise in those gaming areas in which we propose to engage, without unreasonably increasing our labor costs, the execution of our business strategy may be hindered and our growth limited.  We believe that our success is largely dependent on the continued employment of our senior management and the hiring of strategic key personnel at reasonable costs.  If any of our current senior managers were unable or unwilling to continue in his or her present position, or we were unable to attract a sufficient number of qualified employees at reasonable rates, our business, results of operations and financial condition will be materially adversely affected.

Substantial leverage and debt service obligations may adversely affect our cash flow, financial condition and results of operations.

As a result of the issuance of our senior secured notes in the principal amount of $65 million, our debt service obligations increased substantially.  There is the possibility that we may be unable to generate cash sufficient to pay the principal or interest on and other amounts due in respect of our indebtedness when due.  We may also incur substantial additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	a portion of our cash flow from operations will be dedicated to the payment of any interest or principal required with respect to outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•	depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, general corporate and other purposes may be limited.

Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness, including our senior secured convertible notes; or

•	to sell selected assets.

Such measures might not be sufficient to enable us to service our indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all.

Future sales of shares of our common stock in the public market or the conversion of our senior secured convertible notes could adversely affect the trading price of shares of our common stock, the value of our senior secured convertible notes and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of shares of our common stock in the public market, the conversion of our senior secured convertible notes into shares of our common stock, or the perception that such sales or conversion are likely to occur, could affect prevailing trading prices of our common stock and, as a result, the value of our senior secured convertible notes.  As of September 2, 2008, we had 33,913,351 shares of common stock outstanding.  Because our senior secured convertible notes generally are initially convertible into shares of our common stock only at a conversion price in excess of the recent trading price, a decline in our common stock price may cause the value of our senior secured convertible notes to decline.  In addition, due to this dilution, the existence of our senior secured convertible notes may encourage trading strategies involving our senior secured convertible notes and our common stock, including short selling by market participants, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale.

At August 31, 2008, we had outstanding options to purchase an aggregate of 2,815,976 shares of our common stock at an average exercise price of $5.04 per share and 250,000 warrants at $7.50 per share.  If the holders of these options or warrants were to exercise their options and/or warrants and attempt to sell a substantial amount of the shares issued to them upon such exercise at once, the market price of our common stock would likely decline.  Moreover, the perceived risk of this potential dilution could cause stockholders to attempt to sell their shares and investors to “short” the stock.  As each of these events would cause the number of shares of our common stock being offered for sale to increase, the common stock’s market price would likely further decline.  All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We will require additional financing in order to develop a Class III casino or other projects and we may be unable to meet our future capital requirements and execute our business strategy.

Because we are unable to generate sufficient cash from our operations, we will be forced to rely on external financing to develop a Class III casino or other projects and to meet future capital and operating requirements.  Any projections of future cash needs and cash flows are subject to substantial uncertainty.  Our capital requirements depend upon several factors, including the rate of market acceptance, our ability to expand our customer base and increase revenues, our level of expenditures for marketing and sales, purchases of equipment and other factors.  If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated.  We can make no assurance that financing will be available in amounts or on terms acceptable to us or within the limitations contained in our credit facility with Bank of Scotland or the indenture governing our senior secured convertible notes, if at all.  Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock, and debt financing, if available, may involve restrictive covenants which could restrict our operations or finances.  If we cannot raise funds, if needed, on acceptable terms, we may be required to delay, scale back or eliminate some of our expansion and development goals related to the Class III casino projects and we may not be able to continue our operations, grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements which could negatively impact our business, operating results and financial condition.

In addition, the construction of an Indian Class III casino may depend upon the ability of an Indian tribe with which we may seek to develop a Class III casino resort to obtain financing for the project.  In order to assist such tribe to obtain any such financing, we, or one of our subsidiaries, may be required to guarantee the tribe’s debt obligations.  Any guarantees by us or one of our subsidiaries or similar off-balance sheet liabilities, if any, will increase our potential exposure in the event of a default by the tribe. Our credit facility and indenture would not currently permit us to guarantee such financing.

Currently, Class III casino gaming, other than Indian gaming, is not allowed in New York.  There can be no assurance that the required amendment to the New York State Constitution will be passed in order to allow Class III casino gaming, other than Indian gaming, in a timely manner, or at all.

Currently, we are not permitted to operate a Class III casino at Monticello Gaming and Raceway because Class III casino gaming, other than Indian gaming, is not allowed in New York.  In order to operate a Class III casino at Monticello Gaming and Raceway, an amendment to the New York State Constitution to permit Class III casino gaming would need to be passed or we would need to enter into an agreement with an Indian tribe for the development of such a Class III casino.  In order to be amended to permit Class III casino gaming, the New York State Constitution requires the passage of legislation in two consecutive legislative sessions and then passage of the majority of the state’s voters in a statewide referendum.  There can be no assurance given that an amendment to the New York State Constitution to permit Class III casino gaming will be passed in a timely manner, or at all.

We currently do not have a development and management agreement with the St. Regis Mohawk Tribe or any other Indian tribe for the development of a Class III casino resort and we may not be able to enter into such an agreement on terms favorable to us, or at all.  In addition, such a transaction with an Indian tribe for the development of a Class III casino resort will be subject to various federal and state regulatory approvals.

On December 31, 2007, the Second Amended and Restated Land Purchase Agreement by and between St. Regis Mohawk Gaming Authority and Monticello Raceway Management, Inc., dated as of December 1, 2005, as amended, and the related agreements, expired by their terms.  On January 4, 2008, the St. Regis Mohawk Tribe received a letter from the BIA denying its request to take 29.31 acres into trust for the purpose of building a Class III gaming facility to be located at Monticello Gaming and Raceway, in accordance with the Indian Gaming Regulatory Act of 1988, as amended.  As a result, we no longer have a development and management agreement with an Indian tribe for the development of a Class III casino resort.  There can be no assurance that we will be able to enter into agreements with the St. Regis Mohawk Tribe or any other Indian tribe for the development of a Class III casino resort on the land that we own at Monticello Gaming and Raceway on terms favorable to us, or at all.

Indian casinos in New York are regulated extensively by federal, state and tribal regulatory bodies, including the National Indian Gaming Commission (the “NIGC”), and agencies of the State of New York.  Consequently, a transaction with an Indian tribe for the development of a Class III casino resort will be subject to various federal and state regulatory approvals.  For example, any agreement that we may enter into with the St. Regis Mohawk Tribe or any other Indian tribe will not be effective to allow us to commence the development or management of a gaming facility until a management agreement is first approved by the NIGC.  In addition, an Indian tribe cannot lawfully engage in Class III gaming in the Catskills region of the State of New York unless such tribe and the Governor for the State of New York enter into a Class III gaming compact for such gaming that is approved or deemed approved by the Secretary of the Interior.  Such gaming compacts generally will not be entered into until the appropriate land has been taken into trust by the United States for the benefit of such tribe.  No assurance can be given that such land will be taken into trust or that any required approvals will be obtained on terms acceptable to us or at all.

The Finding of No Significant Impact (“FONSI”) that was issued to the St. Regis Mohawk Tribe has been challenged in federal court, and there is a risk that the validity of the FONSI could be called into question.

The National Environmental Policy Act requires federal agencies to consider the environmental impacts of activities they perform, fund, or permit, as well as alternatives to those activities and ways to mitigate or lessen those impacts.  Under the National Environmental Policy Act, federal agencies must prepare an environmental assessment to determine whether the proposed action will have a significant effect on the quality of the environment.  If the agency determines that the action will not have a significant effect on the environment, it issues a FONSI, and the project can move forward; if the agency finds to the contrary, it must then prepare an environmental impact statement, detailing the environmental impacts, alternatives, and mitigation measures.

We believe that the fact that a FONSI was issued to the St. Regis Mohawk Tribe with respect to the 29.31 acres of land at Monticello Gaming and Raceway, stating that the St. Regis Mohawk Tribe’s Final Environmental Assessment for the project had been deemed sufficient, that an Environmental Impact Study would not be required and that the fact that a formal FONSI related to the proposed federal action approving the request of the St. Regis Mohawk Tribe to take 29.31 acres into trust for the purpose of building a Class III gaming facility to be located at Monticello Gaming and Raceway, in accordance with the Indian Gaming Regulatory Act of 1988, as amended, was issued to the Tribe could significantly improve our chances of and expedite the process with respect to the potential future development of an Indian Class III casino resort on such land with the St. Regis Mohawk Tribe or with any other Indian tribe with which we may seek to develop a Class III casino resort.  On February 16, 2007, however, the St. Regis Mohawk Tribe received a copy of a complaint filed in the United States District Court for the Southern District of New York in the case of Sullivan County Farm Bureau, Catskill Center for Conservation and Development, Inc., Orange Environment, Inc. and Natural Resources Defense Council v. United States Department of the Interior, Dirk Kempthorne, in his official capacity as Secretary of the Interior, James E. Cason, in his official capacity as Associate Deputy Secretary of the Interior and Acting Assistant Secretary of the Interior for Indian Affairs and BIA.  The claim alleges that the BIA violated the National Environmental Policy Act and the Administrative Procedure Act by issuing the FONSI without requiring an environmental impact statement under the National Environmental Policy Act.  The plaintiffs are seeking an order requiring the preparation of an environmental impact statement prior to Department of the Interior’s granting final approvals for the proposed St. Regis Mohawk Casino at Monticello Gaming and Raceway and prior to the Department of the Interior’s causing the transfer of the subject land into federal trust.   If a full environmental impact statement is required, this could result in significant delays to developing an Indian Class III casino.  Moreover, the costs involved in obtaining a full environmental impact statement may be significant.

Because of the unique status of Indian tribes, our ability to successfully develop and manage an Indian Class III casino would be subject to unique risks.

We have limited experience in managing or developing Indian Class III casinos, which presents unique challenges.  Indian tribes are sovereign nations and possess the inherent power to adopt laws and regulate matters within their jurisdiction.  For example, tribes are generally immune from suit and other legal processes unless they waive such immunity.  Gaming at a Class III casino developed by an Indian tribe will be operated on behalf of such tribe’s government, and that government is subject to changes in leadership or governmental policies, varying political interests, and pressures from the tribe’s individual members, any of which may conflict with our interests.  Thus, disputes between us and any such Indian tribe may arise.  It is possible that we may be required to seek enforcement of our rights in a court or other dispute resolution forum of the tribe, instead of state or federal courts or arbitration.  Until a gaming facility management agreement has been approved by the NIGC and by the relevant Indian tribe, the operative provisions of that agreement will not be valid or binding on the applicable tribe, and under relevant federal court precedent, it is likely that any other agreements with such tribe will also be inoperative until such gaming facility management agreement has been approved by the NIGC.

Indian gaming is also governed by unique laws, regulations and requirements arising from the Indian Gaming Regulatory Act of 1988, as amended, any applicable Class III gaming compact, and gaming laws of the applicable Indian tribe, and certain federal Indian law statutes or judicial principles.  A number of examples exist where Indian tribes have been successful in obtaining determinations that management-related contracts (including development or consulting contracts) were void as a result of the application of the unique provisions of these laws.  For all of the foregoing and other reasons, we may encounter difficulties in successfully developing and managing an Indian Class III casino with an Indian tribe.  Several companies with gaming experience that have tried to become involved in the management and/or development of Indian Class III casinos have been unsuccessful.  Due to our management’s limited Indian gaming experience, no assurance can be given that we will be able to avoid the pitfalls that have befallen other companies in their efforts to develop successful Indian gaming operations.

The value of the conversion right associated with the senior secured convertible notes may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction.

If we are party to a consolidation, merger or binding share exchange or transfer or lease of all or substantially all of our assets pursuant to which shares of our common stock are converted into cash, securities or other property, at the effective time of the transaction, the right to convert senior secured convertible notes into shares of our common stock will be changed into a right to convert the note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its senior secured convertible notes immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

Certain provisions of our certificate of incorporation and bylaws discourage unsolicited takeover proposals and could prevent stockholders from realizing a premium return on their investment in our common stock.

Our board of directors is divided into three classes, with each class constituting one-third of the total number of directors and the members of each class serving staggered three-year terms.  This classification of the board of directors makes it more difficult for our stockholders to change the composition of the board of directors because only a minority of the directors can be elected at once.  The classification provisions could also discourage a third party from accumulating our stock or attempting to obtain control of us, even though this attempt might be beneficial to us and some, or a majority, of our stockholders.  Accordingly, under certain circumstances our stockholders could be deprived of opportunities to sell their shares of common stock at a higher price than might otherwise be available.  In addition, pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 3,225,045 shares of preferred stock on such terms and with such rights, preferences and designations, including, without limitation, restricting dividends on our common stock, dilution of our common stock’s voting power and impairing the liquidation rights of the holders of our common stock, as the board of directors may determine.  Issuance of such preferred stock, depending upon its rights, preferences and designations, may also have the effect of delaying, deterring or preventing a change in control.

Stockholders’ ability to influence corporate decisions may be limited because our major stockholders own a large percentage of our common stock.

Our significant stockholders own a substantial portion of our outstanding stock.  As a result of their stock ownership, if these stockholders were to choose to act together, they may be able to effectively control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.  This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.  In addition, as the interests of our majority and minority stockholders may not always be the same, this large concentration of voting power may lead to stockholder votes that are inconsistent with other stockholders’ best interests or the best interest of us as a whole.

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when our stockholders want to sell their holdings.

The market price of our common stock has in the past been, and may in the future continue to be, volatile.  For instance, between January 1, 2005 and September 4, 2008, the closing bid price of our common stock has ranged between $0.92 and $12.63.  A variety of events may cause the market price of our common stock to fluctuate significantly, including but not necessarily limited to:

•	quarter to quarter variations in operating results;

•	adverse news announcements; and

•	market conditions for the gaming industry.

In addition, the stock market in recent years has experienced significant price and volume fluctuations for reasons unrelated to operating performance.  These market fluctuations may adversely affect the price of our common stock and other interests in our company at a time when our stockholders want to sell their interest in us.

General Business Risks

Terrorism and the Uncertainty of War May Harm Our Operating Results.

The terrorist attacks of September 11, 2001 and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with recent economic trends and the U.S.-led military action in Iraq had a negative impact on various regions of the United States and on a wide range of industries, including, in particular, the hospitality industry.  In particular, the terrorist attacks, as well as the United States war on terrorism, may have an unpredictable effect on general economic conditions and may harm our future results of operations as they may engender apprehension in people who would otherwise be inclined to travel to destination resort areas like the Catskills region of the State of New York.  Moreover, in the future, fears of recession, war and additional acts of terrorism may continue to impact the U.S. economy and could negatively impact our business.

We are subject to greater risks than a geographically diverse company.

Our proposed operations are primarily limited to the Catskills region of the State of New York.  As a result, in addition to our susceptibility to adverse global and domestic economic, political and business conditions, any economic downturn in the region could have a material adverse effect on our operations.  An economic downturn would likely cause a decline in the disposable income of consumers in the region, which could result in a decrease in the number of patrons at our proposed facilities, the frequency of their visits and the average amount that they would be willing to spend at the proposed Class III casino.  We are subject to greater risks than more geographically diversified gaming or resort operations and may continue to be subject to these risks upon completion of our expansion projects, including:

•	a downturn in national, regional or local economic conditions;

•
an increase in competition in New York State or the northeastern United States and Canada, particularly for day-trip patrons residing in New York State, including as a result of recent legislation permitting new Indian Class III casinos and VGMs at certain racetracks and other locations in New York, Connecticut and Pennsylvania;

•	impeded access due to road construction or closures of primary access routes; and

•	adverse weather and natural and other disasters in the northeastern United States and Canada.

The occurrence of any one of the events described above could cause a material disruption in our business and make us unable to generate sufficient cash flow to make payments on our obligations.

Our business could be affected by weather-related factors and seasonality.

Our results of operations may be adversely affected by weather-related and seasonal factors.  Severe winter weather conditions may deter or prevent patrons from reaching our gaming facilities or undertaking day trips.  In addition, some recreational activities are curtailed during the winter months.  Although our budget assumes these seasonal fluctuations in gaming revenues for our proposed Indian Class III casino to ensure adequate cash flow during expected periods of lower revenues, we cannot ensure that weather-related and seasonal factors will not have a material adverse effect on our operations.  Our limited operating history makes it difficult to predict the future effects of seasonality on our business, if any.

We are vulnerable to natural disasters and other disruptive events that could severely disrupt the normal operations of our business and adversely affect our earnings.

Currently, the majority of our operations are located at a facility in Monticello, New York and our proposed Indian Class III casino will be located in the same general geographic area.  Although this area is not prone to earthquakes, floods, tornados, fires or other natural disasters, the occurrence of any of these events or any other cause of material disruption in our operation could have a material adverse effect on our business, financial condition and operating results.  Moreover, although we do maintain insurance customary for our industry, including a policy with a ten million dollar ($10 million) limit of coverage for the perils of flood and earthquake, we cannot ensure that this coverage will be sufficient in the event of one of the disasters mentioned above.

We may be subject to material environmental liability as a result of unknown environmental hazards.

We currently own 232 acres of land.  As a significant landholder, we are subject to numerous environmental laws.  Specifically, under the Comprehensive Environmental Response, Compensation and Liability Act, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases on or relating to its property and may be held liable to a governmental entity or to third parties for property damage, personal injury and for investigation and cleanup costs incurred by such parties in connection with the contamination.  Such laws typically impose cleanup responsibility and liability without regard to whether the owner knew of or caused the presence of contaminants.  The costs of investigation, remediation or removal of such substances may be substantial.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate or intend to operate.  In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, could force us to curtail operations and incur significant losses.

The BIA, through its denial on January 4, 2008 of the St. Regis Mohawk Tribe’s request to take 29.31 acres into trust for the purpose of building a Class III gaming facility to be located at Monticello Gaming and Raceway, in accordance with the Indian Gaming Regulatory Act of 1988, as amended, as well as its denial of other proposed off-reservation casinos, was based, in part, of its opinion that the casinos were not within a reasonable commuting distance from the reservations.  The current position of the BIA will likely have an adverse effect on the ability of companies to develop off-reservation Indian gaming operations.

We are dependent on the State of New York, Sullivan County, the Town of Thompson and the Village of Monticello to provide our proposed facilities with certain necessary services.

It is uncertain whether the local governments have the ability to support the level of economic development associated with the construction of one or more gaming facilities.  The demands placed upon the local governments by these expansion efforts may be beyond the infrastructure capabilities that these entities are able to provide.  The failure of the State of New York, Sullivan County, the Town of Thompson or the Village of Monticello to provide certain necessary services such as water, sanitation, law enforcement and fire protection, or to be able to support increased traffic demands for our proposed facilities, would have a material adverse effect on our business.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission for the resale of the common stock being offered under this prospectus.  This prospectus does not contain all the information set forth in the registration statement.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

You should rely only on the information and representations provided or incorporated by reference in this prospectus or any related supplement.  We have not authorized anyone else to provide you with different information.  The selling stockholder will not make an offer to sell these shares in any state where the offer is not permitted.  You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each such document.

The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us.  You may also read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “project,” “seek,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents.  The information we incorporate by reference is considered to be a part of this prospectus and information that we file later with the Securities and Exchange Commission will automatically update and replace this information.  We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering:

(1)	Our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007;

(2)	Our Quarterly Report on Form 10-Q for the period ended March 31, 2008;

(3)	Our Quarterly Report on Form 10-Q for the period ended June 30, 2008;

(4)	The filed portions of our Current Report on Form 8-K filed on January 7, 2008;

(5)	The filed portions of our Current Report on Form 8-K filed on January 18, 2008;

(6)	The filed portions of our Current Report on Form 8-K filed on February 11, 2008;

(7)	The filed portions of our Current Report on Form 8-K filed on February 15, 2008;

(8)	The filed portions of our Current Report on Form 8-K filed on February 26, 2008;

(9)	The filed portions of our Current Report on Form 8-K filed on March 24, 2008;

(10)	The filed portions of our Current Report on Form 8-K filed on April 2, 2008;

(11)	The filed portions of our Current Report on Form 8-K filed on April 29, 2008;

(12)	The filed portions of our Current Report on Form 8-K filed on May 27, 2008;

(13)	The filed portions of our Current Report on Form 8-K filed on June 25, 2008;

(14)	The filed portions of our Current Report on Form 8-K/A filed on June 27, 2008;

(15)	The filed portions of our Current Report on Form 8-K filed on July 2, 2008;

(16)	The filed portions of our Current Report on Form 8-K filed on July 8, 2008; and

(17)
The description of our common stock contained in our registration statement on Form 8-A12B, as filed with the Securities and Exchange Commission on June 20, 2001 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

You may request a copy of these filings (excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings) at no cost, by writing or telephoning us at:

Empire Resorts, Inc.
Attention: Investor Relations
701 N. Green Valley Parkway, Suite 200
Henderson, Nevada 89074
(845) 807-0001

USE OF PROCEEDS

The selling stockholder will receive all the proceeds from the sale of our common stock under this prospectus.  Accordingly, we will not receive any part of the proceeds from the sale of our common stock under this prospectus.

SELLING STOCKHOLDER

The following table sets forth the name of the selling stockholder, the number of shares beneficially owned by the selling stockholder, the number of shares that may be offered under this prospectus and the number of shares of common stock owned by the selling stockholder after the offering is completed.  The selling stockholder has not been an officer, director or had any material relationship within the past three years with us or any of our predecessors or affiliates, except as follows.  The managing member of the selling stockholder is Louis R. Cappelli, a stockholder that beneficially owns approximately 15.9% of our common stock and the managing member of Convention Hotels, LLC, Concord’s general partner.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

Name	Number of Common Shares Owned Prior to the Offering	Number of Common Shares to be Offered	Number of Common Shares/Percentage of Class to Be Owned After Completion of the Offering
LRC Acquisition LLC	4,200,000	4,200,000	0/0%
TOTAL:	4,200,000	4,200,000

(1)	Louis Cappelli, the managing member of LRC Acquisition LLC, has voting and dispositive power over the shares held by LRC Acquisition LLC.

Our registration of the shares included in this prospectus does not necessarily mean that the selling stockholder will opt to sell any of the shares offered hereby. The shares covered by this prospectus may be sold from time to time by the selling stockholder so long as this prospectus remains in effect.

PLAN OF DISTRIBUTION

The selling stockholder and any of its pledgees, donees, assignees, transferees and successors-in-interest may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  Subject to compliance with applicable law, the selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	options or other hedging transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon our being notified in writing by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The selling stockholder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

To our knowledge, the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

We are required to pay all fees and expenses incident to the registration of the shares.  We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

 The validity of the shares of common stock offered under this prospectus has been passed upon by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York. Robert H. Friedman, a member of such firm, is one of our directors and holds options to purchase shares of our common stock. Other members of such firm own shares of our common stock.

EXPERTS

The financial statements incorporated by reference to the annual report on Form 10-K have been incorporated in reliance on the reports of Friedman LLP, Certified Public Accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.                                Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses which will be paid by us in connection with the securities being registered.  With the exception of the Securities and Exchange Commission registration fee, all amounts shown are estimates.

SEC Registration Fee	$630.53
Legal Fees and Expenses	$25,000.00
Accounting Fees and Expenses	$5,000.00
Miscellaneous	$1,369.47
Total	$32,000.00

ITEM 15.                                Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant.  The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.  Article V of the Registrant’s amended and restated bylaws and Article Sixth of our certificate of incorporation provide that the Registrant shall indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law and that the Registrant shall pay the expenses incurred in defending any proceeding in advance of its final disposition. However, the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding will be made only upon the receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.  The Registrant’s certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors, officers, employees and other agents against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 16.                                Exhibits.

Exhibit No.	Description

5.1*	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP with respect to legality of the Common Stock.

23.1	Consent of Friedman LLP.

23.2	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP, included in Exhibit No. 5.1.

24*	Power of Attorney, included on the signature page to this Registration Statement.
_______
*         Filed herewith.

ITEM 17.                                Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on the 5th day of September, 2008.

EMPIRE RESORTS, INC.

By:	/s/ David P. Hanlon
	Name:	David P. Hanlon
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David P. Hanlon and Ronald J. Radcliffe as his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b) of the Act and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David P. Hanlon	Chief Executive Officer, President and Director (Principal Executive Officer)	September 5, 2008
David P. Hanlon

/s/ Ronald J. Radcliffe	Chief Financial Officer (Principal Accounting and Financial Officer)	September 3, 2008
Ronald J. Radcliffe

/s/ John Sharpe	Chairman of the Board and Director	September 4, 2008
John Sharpe

/s/ Ralph Bernstein	Director	September 5, 2008
Ralph Bernstein

/s/ Frank Catania	Director	September 5, 2008
Frank Catania

/s/ Paul deBary	Director	September 5, 2008
Paul deBary

/s/ Robert H. Friedman	Director	September 5, 2008
Robert H. Friedman

/s/ Richard Robbins	Director	September 4, 2008
Richard Robbins

/s/ James Simon	Director	September 4, 2008
James Simon

/s/ Bruce Berg	Director	September 4, 2008
Bruce Berg